Exhibit 99.1

CAAP Announces Its Subsidiary ICASGA in Natal, Brazil, Receives Indemnification Payment Related to the Friendly Termination of Its Concession Agreement

Gross indemnification payment of R$610.4 million

Effective transfer of the airport to be concluded by early-March

LUXEMBOURG--(BUSINESS WIRE)--January 8, 2024--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, announced today that its fully owned subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) received in full a gross indemnification payment totaling R$610.4 million in connection with the friendly termination process of its concession agreement of the Natal airport, in Brazil. This process has been carried out strictly in compliance with the existing Brazilian legal and regulatory framework and fully coordinated with all Brazilian authorities. The aforementioned amount was determined by the corresponding authorities, primarily based on non-amortized capital expenditure investments.

On March 5, 2020, ICASGA filed a request to the Brazilian Federal Government to commence the termination process of the concession agreement. Later, in November 2020, ICASGA executed an irrevocable amendment for the termination of the existing concession. Pursuant to the terms of the amendment agreement, upon the execution of a new concession with a new operator, an indemnification payment had to be made to ICASGA. On January 18, 2023, the “Tribunal de Contas da União” (TCU), a government-related entity, gave clearance for the government to carry out the tender process for the Natal airport, which finally took place on May 19, 2023.

The Company informs the following key amounts:

  Gross indemnification payment: R$610.4 million
  Positive impact on Adjusted EBITDA (to be recorded in 4Q2023): R$610.6 million

The impact on Adjusted EBITDA is primarily calculated as follows: gross indemnification payment, minus applicable direct taxes and the “disposal of the concession assets”, plus the “reversal of the impairment loss” previously recorded.

The gross indemnification payment is subject to certain regulatory deductions (estimated at R$89 million), taxes, as well as costs and expenses to terminate the operation of the airport. In addition, ICASGA will pre-pay all of its outstanding indebtedness. The net amount in connection with ICASGA’s indebtedness is estimated at R$72 million. The Company will inform the market in due course the net amount of the indemnification payment.

The Natal airport was the first airport in Brazil transferred to the private sector, in 2011, and the first greenfield federal airport built by the private sector. It began operations in May 2014, providing the local population and visitors a new, modern, and comfortable facility. The Company expects to initiate the transition period with the new operator by mid-January and that the concession termination process will be finalized by early March, when all rights and obligations (including revenues and expenses) will be transferred to the new operator.

Given the Natal Airport will no longer be part of the Company’s portfolio, historical passenger and cargo information will be reported on a pro-forma basis without such airport.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is one of the leading private airport operators in the world, currently operating 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716